FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2003                         Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No.600
                         Col. Centro de Ciudad Santa Fe
                  Delegacion Alvaro Obregon Mexico, D.F. 01210
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         (Check One) Form 20-F  X               Form 40-F
                               ---                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes                     No  X
                                ---                    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

PRESS RELEASE                               [COCA COLA FEMSA, S.A. DE C.V. LOGO]

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:

Alfredo Fernandez / Julieta Naranjo

Investor Relations Department

Coca-Cola FEMSA, S.A. de C.V.

(52-55) 5081-5120 / 5121 / 5148

afernandeze@kof.com.mx / jnaranjo@kof.com.mx

WEBSITE: www.cocacola-femsa.com.mx


             COCA-COLA FEMSA Announces 5.2% Operating Profit Growth
                          for the first quarter of 2003

                               FIRST-QUARTER 2003

> Consolidated unit case volume increased by 6.8% as a result of the 6.6% and 7.6% volume growth in the Mexican and Argentine operations, respectively.

> Consolidated operating income increased by 5.2% to Ps. 994.3 million, reaching a consolidated operating margin of 24.0%, an increase of 1.0 percentage point as compared to the first quarter of 2002.

Mexico City (April 30, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2003.

"Our first quarter results reflect the ability of our Company to take advantage of our brands and resources to leverage on our industry knowledge and market expertise to implement price, packaging and product strategies per distribution channel to preserve and create value for our organization." stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the first quarter of 2003, our consolidated volume totaled 150.2 million unit cases ("MUC")(1), a 6.8% improvement over the same period in 2002. Strong volume growth in Mexico and Argentina supported these results.

Consolidated operating income increased by 5.2% during the same period, driven by a 3.2% and 58.5% operating income growth in our Mexican and Argentina territories, respectively. Higher volume growth and lower operating expenses in Mexico and Argentina, compensated for higher costs of packaging in both territories and the impact of the devaluation of the Mexican peso year over year.

--------
1 The unit case is equal to 24 eight-ounce servings.

The integral cost of financing shifted from a gain of Ps. 308.6 million during the first quarter of 2002 to a loss of Ps. 65.3 million in the first quarter of 2003 due primarily to the combined effect of:

     (i) the negative impact of the depreciation of the Mexican peso on our U.S. dollar denominated interest expenses;

     (ii) an extraordinary gain recorded in KOFBA, generated by the devaluation of the Argentine Peso versus the U.S. dollar during the first quarter of 2002 applied to cash balances held in U.S. dollars; and

     (iii) the decision of the Company to discontinue using the investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition during the third quarter of 2002

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes increased from 36.9% in the first quarter of 2002 to 46.2% in the same period of 2003, due to non-recurring non-deductible expenses recorded during this period. Despite the increase on the marginal rate, the income tax, tax on assets and employee profit sharing decreased by 12.3% in the first quarter of 2003 as compared to the first quarter of 2002.

As a result of all of the above, consolidated net income declined by 40.3%, to Ps. 470.7 million in the first quarter of 2003, resulting in earnings per share ("EPS") of Ps. 0.330 (U.S.$0.306 per ADR).

BALANCE SHEET

On March 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps. 6,792 million (U.S.$629.2 million) and total bank debt of Ps. 3,269 million (U.S.$302.8 million). As compared to December 31, 2002, this represents a Ps. 530 million (U.S.$49.1 million) increase in cash and cash equivalents.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 3,653.7 million for the first quarter of 2003, remaining almost flat as compared with the same period last year. First-quarter 2003 sales volume reached 118.6 MUC, an increase of 6.6% over first-quarter 2002. Excluding incremental volumes from our 5 lt. presentation of still water brand Ciel, the rest of the products reached sale volumes of 115.6 MUC, a 3.9% improvement over the first quarter of 2002.

The following chart sets forth sales volume and average unit price per case for the first quarter of 2003, as well as percentage growth over the same period in 2002 in our Mexican territories.

                                     Excluding 5 lt. Ciel                   Including 5 lt. Ciel
                             ---------------------------------     ------------------------------------
                                  Total           % Growth               Total            % Growth
                             -------------   ----------------      --------------   -------------------
Sales Volume (MUC).........      115.6               3.9                 118.6               6.6
Avg. Unit Price............  Ps   31.3               (4.6)          Ps.  30.8                (6.2)


The 6.6% sales volume growth during the first quarter of 2003 in the Mexican territories was mainly the result of (i) the solid performance of our flavor brands including Fanta, Lift and Mundet, and (ii) the 8.4 MUC sales volume reached by Ciel still and mineral water, almost doubling the sales volume as compared to first quarter of 2002.

Gross Profit

Gross profit decreased by 2.1% for the first-quarter 2003. Consolidated cost of sales, as a percentage of total sales, increased by 1.2 percentage points during the first quarter of 2003, as a result of higher costs of packaging and the devaluation of the Mexican peso year over year.

Income from Operations

As a percentage of total sales, selling and administrative expenses decreased for the first quarter of 2003 by 2.0 percentage points, as compared to 2002. This was a result of (i) lower breakage of bottles due to the replacement of the
2.0 lt. PET returnable packaging with the introduction of the 2.5 lt. PET returnable presentation for the Coca-Cola brand, (ii) lower marketing expenses and (iii) lower administrative expenses, as compared to the first quarter of 2002. As a result, operating profit increased by 3.2% during first quarter of 2003, reaching an operating margin of 26.2%, an expansion of 0.8 percentage points as compared to the same period of 2002.


ARGENTINE OPERATING RESULTS

Revenues

Our successful execution strategies in Argentina continue to achieve positive results. In the first quarter of 2003, total sales volume in our Buenos Aires territory increased by 7.6% as compared to the same period of 2002, which offset the 2.6% decrease in the average real price per unit case in Argentine pesos. As a result, total revenues grew by 7.3% during the first quarter of 2003.

Our core brands (Coca-Cola, Sprite and Fanta) in returnable packaging presentations are recapturing the preference of our Argentine consumers, accounting for almost all the incremental volume sales during the quarter. During the first quarter of 2003, returnable presentations, which are more profitable than the value-protection brands, represented 23% of our total volume sales, compared to 3% during the first quarter of 2002.

Gross Profit

Gross profit as a percentage of sales decreased from 36.9% in the first quarter of 2002 to 34.8% in 2003, this reduction was mainly due to higher sweetener and packaging costs, which were partially offset by our shift to returnable glass presentations.

Income from Operations

In Argentina, operating expenses decreased by 5.6% for the first quarter of 2003 as compared to the same period of 2002, as a result of lower marketing expenses and lower salary expenses.

The successful performance of our returnable presentations combined with a strong focus on channel segmentation and a tight cost control strategy helped us achieve an operating profit of A$10.3 million for the first quarter of 2003, an increase of 58.5% versus the same period last year.


RECENT DEVELOPMENTS

- On April 28, 2003, the stockholders of Panamerican Beverages, Inc. ("Panamco") approved the acquisition of Panamco by Coca-Cola FEMSA in a special meeting that took place in Miami, Florida. The proposed acquisition was approved by all classes of Panamco stock as required by the merger agreement with Coca-Cola FEMSA. The merger remains subject to the satisfaction or waiver of other conditions, including the disbursement of acquisition funding by the lenders to Coca-Cola FEMSA. Assuming all remaining conditions are satisfied, the acquisition is expected to close on May 6, 2003.

- On April 25, 2003 the Company raised Ps. 4.25 thousand million, equivalent to approximately US$400 million, through three bonds offerings of "Certificados Bursatiles" (Mexican peso denominated-bonds) in the Mexican debt capital markets, in what is considered one of the most successful debt offerings completed in Mexican history. Fitch and S&P rated the bond offerings with local currency credit ratings of AAA/AA+, respectively. The following table provides the characteristics of each one of the issues:

----------------------------------------------------------------------------------------------------------
Main Terms            4yrs TIIE Based Note          5 yrs CETES Based Note         7 yrs Fixed Rate Notes
----------------------------------------------------------------------------------------------------------
Amount                        Ps. 2,000 MM                    Ps. 1,250 MM                    Ps.1,000 MM
Tenor/Amortization           4 year bullet                   5 year bullet                  7 year bullet
Rate                  28-day TIIE + 55 bps          182 day CETE + 120 bps                    10.4% Fixed
----------------------------------------------------------------------------------------------------------

      The proceeds from the offerings will be used as part of the debt pre-funding needed for the acquisition of Panamco.

- In line with our efforts to evaluate and test different strategies on how to foster per-capita consumption for carbonated soft-drinks in the Valley of Mexico, we launched a 2.5 lt. PET non-returnable packaging presentation for the Coca-Cola brand during the month of March of 2003.

- At the beginning of the year we successfully launched in Argentina, Fanta Light in 500 ml PET and 1.5 lt. PET non-returnable presentations. This new product generated almost 10% of the incremental volumes of the quarter in Buenos Aires, driving volume growth in the premium category.

- Due to the success of our strategy of returnable packaging presentations in Argentina, we launched a 2.0 lt. PET returnable presentation for brand Coca-Cola at the end of February of 2003 to increase further our presence in the family size presentations and to increase per-capita consumption by providing a more compelling value proposition to our clients and customers in Buenos Aires.

CONFERENCE CALL INFORMATION

Our First-Quarter 2003 Conference Call will be held on: Wednesday, April 30, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9816 and International:
617-847-8705.

If you are unable to participate live, an instant replay of the conference call will be available through May 14, 2003. To listen to the replay please dial:
Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 833855.

                                      o o o

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.2% of Coca-Cola global sales, 23.8% of all Coca-Cola sales in Mexico and approximately 36.8% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

                                      o o o

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2003 exchange rate of Ps. 3.622 per A$1.00. In addition, all comparisons in this report for the first quarter of 2003, which ended on March 31, 2003, in this report are made against the figures for the comparable period in 2002, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amo amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                      o o o

                          (3 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March  31, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March  31, 2003

ASSETS                                                2003           2002
--------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                 Ps.     6,792   Ps.    6,262
--------------------------------------------------------------------------
   Accounts receivable:
    Trade                                              375            563
    Notes                                               11             12
    Prepaid taxes                                      188            245
    Other                                              229            208
--------------------------------------------------------------------------
                                                       803          1,028
--------------------------------------------------------------------------
   Inventories                                       1,217            773
   Prepaid expenses                                    101             74
--------------------------------------------------------------------------
Total current assets                                 8,913          8,137
--------------------------------------------------------------------------
Property, plant and equipment
   Land                                                792            795
   Buildings, machinery and equipment                8,987          9,047
   Accumulated depreciation                         (3,338)        (3,304)
   Construction in progress                            402            370
   Bottles and cases                                   372            292
--------------------------------------------------------------------------
Total property, plant and equipment                  7,215          7,200
--------------------------------------------------------------------------
Investment in shares                                   121            126
Deferred charges, net                                  907            859
Goodwill, net                                          280            262
--------------------------------------------------------------------------
TOTAL ASSETS                                 Ps.    17,436   Ps.   16,584
==========================================================================



LIABILITIES & STOCKHOLDERS' EQUITY                               2003           2002
--------------------------------------------------------------------------------------
Current Liabilities
    Short-term bank loans, notes and interest payable      Ps.    108    Ps.       82
    Suppliers                                                   1,643           1,630
    Accounts payable and others                                   674             668
    Taxes payable                                                 507             229
--------------------------------------------------------------------------------------
Total Current Liabilities                                       2,932           2,609
--------------------------------------------------------------------------------------
Long-term bank loans                                            3,269           3,212
Pension plan and seniority premium                                191             188
Other liabilities                                               1,199           1,198
--------------------------------------------------------------------------------------
Total Liabilities                                               7,591           7,207
--------------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                                   0               0
Majority interest:
    Capital stock                                               2,401           2,401
    Additional paid in capital                                  1,689           1,689
    Retained earnings of prior years                            9,431           6,817
    Net income for the period                                     471           2,615
    Cumulative results of holding
      non-monetarysassets                                      4,147)         (4,145)
--------------------------------------------------------------------------------------
Total majority interest                                         9,845           9,377
--------------------------------------------------------------------------------------
Total stockholders' equity                                      9,845           9,377
--------------------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                                 Ps. 17,436    Ps.   16,584
======================================================================================


Mexican Inflation December 2002 - March 2003                    1.32%
Argentine Inflation December 2002 - March 2003                  2.11%
Mexican Peso / U.S.Dollar at March 31, 2003                    10.795
Argentine peso / U:S Dollar  March 31 , 2003                    2.980

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March  31, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March  31, 2003

                                      ----------------------------    -------------------------  ----------------------------------
                                               Consolidated               Mexican Operations           Buenas Aires  Operations
                                      ---------------------------------------------------------------------------------------------
                                                        (Millions of Mexican Pesos) (1)           (Millions of Argentine Pesos) (1)
                                      ---------------------------------------------------------- ----------------------------------
                                          2003      2002    % VAR       2003       2002   % VAR          2003    2002    % VAR
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Sales Volume(millions unit cases)        150.2      140.6     6.8       118.6      111.2    6.6          31.6     29.4     7.6
Average unit price per case              27.30      29.01   (5.9)       30.80      32.83  (6.2)          3.91     4.01   (2.6)
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Net revenues                           4,100.7    4,078.2     0.6     3,653.7    3,651.7    0.1         123.4    117.8     4.8
Other operating revenues                  48.9       39.8    22.9        16.6       19.8  (16.2)          8.9      5.5    61.8
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Total revenues                         4,149.6    4,118.0     0.8     3,670.3    3,671.5   (0.0)        132.3    123.3     7.3
Cost of sales                          1,995.6    1,922.8     3.8     1,683.1    1,641.0    2.6          86.3     77.8    10.9
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Gross profit                           2,154.0    2,195.2    (1.9)    1,987.2    2,030.5   (2.1)         46.0     45.5     1.1
----------------------------------    ----------------------------    -------------------------  -----------------------------------
    Administrative expenses              322.5      330.9    (2.5)      295.4      302.7   (2.4)          7.5      7.8    (3.8)
    Selling expenses                     831.5      903.6    (8.0)      729.2      795.0   (8.3)         28.2     30.0    (6.0)
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Operating expenses                     1,154.0    1,234.5    (6.5)    1,024.6    1,097.7   (6.7)         35.7     37.8    (5.6)
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Goodwill amortization                      5.7       15.2   (62.5)        2.0        2.0    -               -      1.2  (100.0)
----------------------------------    ----------------------------    -------------------------  -----------------------------------
Operating income                         994.3      945.5     5.2       960.6      930.8    3.2          10.3      6.5    58.5
----------------------------------    ----------------------------    -------------------------  -----------------------------------
    Interest expense                      94.6      74.2     27.5
    Interest income                       64.5      65.1     (0.9)
    Interest expense, net                 30.1       9.1    230.8
    Foreign exchange loss (gain)          18.4    (132.0)  (113.9)
    Loss (gain) on monetary position      16.8    (185.7)  (109.0)
----------------------------------    ----------------------------
Integral cost of financing                65.3    (308.6)  (121.2)
Other (income) expenses, net              54.9       6.2    785.5
----------------------------------    ----------------------------
Income before taxes                      874.1   1,247.9    (30.0)
Taxes                                    403.4     460.0    (12.3)
----------------------------------    ----------------------------
Consolidated net income                  470.7     787.9    (40.3)
----------------------------------    ----------------------------
Majority net income                      470.7     787.9    (40.3)
----------------------------------    ---------------------------     -------------------------  -----------------------------------
Non-cash items (2)                       210.7     251.6    (16.3)      165.3      191.4  (13.6)         11.5     14.2   (19.0)
----------------------------------    ---------------------------     -------------------------  -----------------------------------




(1) Except volume and average price per unit case figures.

(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).


Mexican Inflation March 2002 - March 2003                         5.64%
Argentine Inflation March 2002 - March 2003                      30.21%
Mexican Peso / U.S.Dollar at March 31, 2003                      10.795
Argentine Peso / U.S.Dollar at March 31 2003                      2.980
Mexican Peso / Argentine peso at March 31 2003                    3.622

                    Selected Information

For the three months ended March 31, 2003

Expressed in Pesos as of  March 31, 2003
                                                         2003
--------------------------------------------------------------
Depreciation (1)                                        124.5
Amortization and others                                  86.2
Capital Expenditures  (2)                               348.7
--------------------------------------------------------------
(1) (Includes goodwill amortization)
(2) (Includes Bottles and Cases and Deferred Charges)
Sales Volume Information
Expressed in millions of unit cases
                                            2003         2002
--------------------------------------------------------------
Mexico                                     118.6        111.2
Valley of Mexico                            89.7         83.9
Southeast                                   28.9         27.3
Buenos Aires                                31.6         29.4
--------------------------------------------------------------
Total                                      150.2        140.6
==============================================================


Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume
                                            2003         2002
--------------------------------------------------------------
Mexico                                   68/25/7      74/22/4
Valley of Mexico                         68/25/7      74/23/3
Southeast                                69/24/7      73/21/6
Buenos Aires                             70/29/1      63/36/1
--------------------------------------------------------------
Total                                    69/25/6      72/25/3
==============================================================

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume
                                            2003         2002
--------------------------------------------------------------
Mexico                                     34/66        38/62
Valley of Mexico                           30/70        36/64
Southeast                                  46/54        44/56
Buenos Aires                               23/77         3/97
--------------------------------------------------------------
Total                                      32/68        31/69
==============================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COCA-COLA FEMSA, S.A. DE C.V.
                                        (Registrant)



Date:  May 2, 2003                   By: /s/ HECTOR TREVINO GUTIERREZ
                                         ----------------------------------
                                         Name:  Hector Trevino Gutierrez
                                         Title: Chief Financial Officer